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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             Dated: January 25, 2002

                            INFINEON TECHNOLOGIES AG
             (Exact name of registrant as specified in its charter)

                 ST. MARTIN-STRASSE 53, D-81541 MUNICH, GERMANY
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F    X          Form 40-F
                                               -----                    -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                                No     X
                                 -----                             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

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This Report on Form 6-K contains a press release of Infineon Technologies AG dated January 24, 2002, regarding the elections to the Supervisory Board of Infineon at the annual general meeting of shareholders held on January 22, 2002.

In addition to the elections described in the attached press release, all other proposed resolutions were duly passed by the shareholders at the annual general meeting; all conterproposals were duly rejected.

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                                 SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                    INFINEON TECHNOLOGIES AG
                                                          (Registrant)


Dated: 25 January 2002                     By: /s/   DR. ULRICH SCHUMACHER
                                              -------------------------------
                                              Name:  Dr. Ulrich Schumacher
                                              Title: Chairman, President and
                                                     Chief Executive Officer


                                           By: /s/   PETER J. FISCHL
                                              -------------------------------
                                              Name:  Peter J. Fischl
                                              Title: Executive Vice President
                                                     and Chief Financial Officer

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DR. PETER MIHATSCH ELECTED AS NEW SUPERVISORY BOARD CHAIRMAN AT INFINEON

Munich, January 24, 2002 - Dr. Peter Mihatsch (61) has been appointed as the new Chairman of the Supervisory Board of Infineon Technologies AG. Dr. Mihatsch is a member of the executive management of TaurusHolding GmbH & Co. KG and in his new role succeeds Dr. Volker Jung, the former Chairman of the Infineon Supervisory Board.

On completing his electrical engineering degree, Dr. Mihatsch embarked on his professional career at the Max Planck Institute for Plasma Physics in Munich. In 1994, after holding a variety of positions at VARIAN Associates, StandardElektrik Lorenz, Alcatel and Mannesmann Kienzle, he was appointed member of the managing board of Mannesmann AG, where he headed the telecommunications division. With the successful bid for the D2 license Dr. Mihatsch established Mannesmann Mobilfunk and Mannesmann Arcor and acquired stakes in some foreign network operators for Mannesmann. Since 2000 he has been a member of the managing board of TaurusHolding GmbH & Co. KG. In addition to chairing the Infineon Supervisory Board, Dr. Mihatsch has seats on the boards of Giesecke & Devrient (Chairman of the Supervisory Board), Arcor (Member of the Supervisory Board), DaimlerChrysler Services (Member of the Supervisory Board), Vodafone D2 (Member of the Supervisory Board), Vodafone AG (Member of the Supervisory Board), KirchPayTV (Chairman of the Supervisory Board), EnBW (Member of the Advisory Council) and BT&T Asset Management (Member of the Board of Directors).

The following changes to the Supervisory Board came into effect as a result of Siemens reducing its stake in Infineon to a minority interest: Dr. Volker Jung, Heinz-Joachim Neuburger and Prof. Dr. Claus Weyrich tendered their resignations at the Infineon Annual General Meeting of Shareholders, Dr. Eberhard Rauch previously having resigned with effect from December 31, 2001. Dr. Stefan Jentzsch (Bayerische HypoVereinsbank), Karl-Heinz Midunsky (Siemens), Dr. Peter Mihatsch and Dr. Martin Winterkorn (Volkswagen) were newly elected to the Supervisory Board in their place.

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ABOUT INFINEON
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for applications in the wired and wireless communications markets, for security systems and smartcards, for the automotive and industrial sectors, as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In the fiscal year 2001 (ending September), the company achieved sales of Euro 5.67 billion with about 33,800 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.